UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                            ORDERPRO LOGISTICS, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   68574P 10 7
                                 (CUSIP Number)

                                February 13, 2004
             (Date of Event Which Requires Filing of this Statement)

       |_| Rule 13d-1(b)
       |X| Rule 13d-1(c)
       |_| Rule 13d-1(d)

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP No. 68574P 10 7                                         Page 2 of 12 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mercator Momentum Fund, L.P.
     EIN:03-0021366
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,881,818
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,881,818
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,881,818
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.29%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP No. 68574P 10 7                                         Page 3 of 12 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mercator Momentum Fund III, L.P.
     EIN:32-0056070
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          6,175,324
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            6,175,324
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,175,324
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.76%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP No. 68574P 10 7                                         Page 4 of 12 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mercator Advisory Group, LLC
     EIN: 300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,142,043, some of which are held by Mercator Momentum Fund and Mercator Momentum Fund III (together, the "Funds").
                    Mercator Advisory Group, LLC ("MAG") is the general partner of the Funds.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH 7,142,043, some of which are held by the Funds. MAG is the general partner of each of the Funds.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,142,043
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP No. 68574P 10 7                                         Page 5 of 12 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,142,043, all of which are held by the Funds and MAG. David
                    F. Firestone is Managing Member of MAG.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            7,142,043, all of which are held by the Funds and MAG. David
                    F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,142,043
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP No. 68574P 10 7                                         Page 6 of 12 Pages
---------------------                                         ------------------

Item 1. Issuer.

      (a) The name of the issuer is OrderPro Logistics, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 7400 North Oracle Road, Suite 162, Tucson, AZ 85704.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is Mercator Advisory Group, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. The Funds, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4500, Los Angeles, CA 90071.

      (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer (the "Common Stock").

      (e) The CUSIP number is 68574P 10 7.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [ ] An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

      (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP No. 68574P 10 7                                         Page 7 of 12 Pages
---------------------                                         ------------------

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      On February 13, 2004, Momentum Fund and Momentum Fund III acquired 3,500 shares and 7,500 shares, respectively, of the Series A Preferred Stock of the Issuer (the "Series A Shares") at $100 per share. In the same transaction, Momentum Fund, Momentum Fund III and MAG acquired warrants to purchase 381,818, 818,182 and 300,000 shares of the Common Stock, respectively. The term of the warrants is three years from their date of issuance. The exercise price of the warrants, at the time of their issuance, was $0.30 per share.

      Each of the Series A Shares is convertible at the election of its holder into a number of shares of the Common Stock equal to $100 divided by the then current "Conversion Price." The "Conversion Price" per share for the Series A Stock was defined, at the time of the transaction, as equal to 88% of the Market Price (as defined below and subject to adjustment as described below), rounded to the nearest penny; provided, however, that in no event may the Conversion Price be less than the lower of $0.05 per share (the "Floor Price") or 88% of the average of the lowest three (3) day trading prices during any consecutive thirty (30) trading day period after the purchase of the Series A Stock and prior to the filing of a registration statement for the Common Stock underlying the Series A Shares with the Securities and Exchange Commission (the "Registration Statement" and the "Soft Floor Price") or exceed $0.21 per share (the "Ceiling Price"). The Floor Price, the Soft Floor Price and the Ceiling Price shall be further adjusted to avoid dilution as a result of stock splits and certain other events.

      For purposes of determining the Conversion Price, the term "Market Price" is defined as the average of the lowest three inter-day trading prices of the Common Stock (which need not occur on consecutive trading days) during the 20 trading days immediately preceding the conversion date (which may include trading days prior to the original issue date), provided, that such 20 trading day period shall be extended by the number of trading days during such period on which (i) trading in the Common Stock is suspended by, or not traded on, the Nasdaq Small Cap Market or a subsequent market on which the common stock is then listed, or (ii) after the date of Registration Statement for the underlying shares of common stock is declared effective by the SEC, the prospectus included in the Registration Statement for the underlying shares may not be used by the holder for resale of underlying shares of Common Stock, is suspended by, or not traded on, the Nasdaq Small Cap Market or a subsequent market on which the Common Stock is then listed, or (iii) after the date the Registration Statement for the underlying shares of Common Stock is declared effective by the SEC, the prospectus included in the Registration

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP No. 68574P 10 7                                         Page 8 of 12 Pages
---------------------                                         ------------------

Statement for the underlying shares may not be used by the holder for the resale of underlying shares of Common Stock because the Issuer is not current in its periodic reports under the Securities Exchange Act of 1934, or (iv) the Issuer is in a "blackout" period.

      The Certificate of Determination which establishes the terms of the Series A Shares and the agreements governing the terms of the warrants contain provisions prohibiting any conversion of the Series A Shares or exercise of the warrants that would result in the Reporting Persons and their affiliates owning beneficially more than 9.99% of the outstanding Common Stock as determined under
Section 13(d) of the Securities Exchange Act of 1934. Subject to that limitation, the number of shares of the Common Stock beneficially owned by each of the Reporting Persons is subject to variation based on changes of the Market Price of the Common Stock.

      Assuming that the Issuer had 64,349,884 shares of its Common Stock outstanding, as reported to be outstanding as of December 31, 2003, on its Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2003 and utilizing $0.14 as the Conversion Price (based on a Market Price of $0.16), the following Reporting Persons beneficially owned the following numbers of shares of Common Stock on February 13, 2004, which represented the following percentages of the Common Stock outstanding:

      Mercator Momentum Fund, L.P.                   2,881,818          4.29%

      Mercator Momentum Fund III, L.P.               6,175,324          8.76%

      Mercator Advisory Group, LLC                   7,142,043          9.99%

      David F. Firestone                             7,142,043          9.99%

      On August 4, 2004, Momentum Fund and Momentum Fund III made loans to the Issuer. In connection with the transaction, the exercise price of the outstanding warrants was reduced to $0.10 per share, and the definition of the Conversion Price of the Series A Shares was amended to equal to 85% of the Market Price (subject to adjustment), rounded to the nearest penny; provided, however, that in no event may the Conversion Price be less than the lower of $0.01 per share (the "Floor Price") or exceed $0.04 per share (the "Ceiling Price"). The Floor Price and the Ceiling Price shall be further adjusted to avoid dilution as a result of stock splits and certain other events. As of August 4, 2004, the Reporting Persons continued to own all of the warrants and Series A Shares that they purchased on February 13, 2004.

      Assuming that the Issuer had 116,025,410 shares of its Common Stock outstanding, as reported to be outstanding as of May 26, 2004, on its Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004 and utilizing $0.03 as the Conversion Price (based on a Market Price of $0.03), the following Reporting Persons beneficially owned the following

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP No. 68574P 10 7                                         Page 9 of 12 Pages
---------------------                                         ------------------

numbers of shares of Common Stock on August 4, 2004, which represented the following percentages of the Common Stock outstanding:

      Mercator Momentum Fund, L.P.                  12,048,485          9.41%

      Mercator Momentum Fund III, L.P.              12,877,390          9.99%

      Mercator Advisory Group, LLC                  12,877,390          9.99%

      David F. Firestone                            12,877,390          9.99%

      Momentum Fund, MAG and David Firestone share voting and dispositive control over all of the shares beneficially owned by Momentum Fund; Momentum Fund III, MAG and David Firestone share voting and dispositive control over all of the shares beneficially owned by Momentum Fund III; and MAG and David Firestone share voting and dispositive control over all of the shares beneficially owned by MAG.

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

                                  SCHEDULE 13G

---------------------                                        -------------------
CUSIP No. 68574P 10 7                                        Page 10 of 12 Pages
---------------------                                        -------------------

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004                  MERCATOR MOMENTUM FUND, L.P.

                                        By: MERCATOR ADVISORY GROUP, LLC, its
                                        general partner

                                        By:  /s/ David F. Firestone
                                            ------------------------------------
                                            David F. Firestone, Managing Member


Dated: August 19, 2004                  MERCATOR MOMENTUM FUND III, L.P.

                                        By: MERCATOR ADVISORY GROUP, LLC, its
                                            general partner

                                        By:  /s/ David F. Firestone
                                            ------------------------------------
                                            David F. Firestone, Managing Member


Dated: August 19, 2004                  MERCATOR ADVISORY GROUP, LLC

                                        By:  /s/ David F. Firestone
                                            ------------------------------------
                                            David F. Firestone, Managing Member


Dated: August 19, 2004                   /s/ David F. Firestone
                                        ----------------------------------------
                                        David F. Firestone

                                  SCHEDULE 13G

---------------------                                        -------------------
CUSIP No. 68574P 10 7                                        Page 11 of 12 Pages
---------------------                                        -------------------

                                  EXHIBIT INDEX

Exhibit A      Agreement of Joint Filing

                                  SCHEDULE 13G

---------------------                                        -------------------
CUSIP No. 68574P 10 7                                        Page 12 of 12 Pages
---------------------                                        -------------------

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Schedule 13G, dated August 19, 2004, containing the information required by Schedule 13G, for shares of the common stock of OrderPro Logistics, Inc. beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Advisory Group, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated: August 19, 2004

MERCATOR MOMENTUM FUND, L.P.

By: MERCATOR ADVISORY GROUP, LLC, its general partner

By:  /s/ David F. Firestone
   ------------------------------------------
   David F. Firestone, Managing Member


MERCATOR MOMENTUM FUND III, LP

By: MERCATOR ADVISORY GROUP, LLC, its
    general partner

By:  /s/ David F. Firestone
   ------------------------------------------
   David F. Firestone, Managing Member


MERCATOR ADVISORY GROUP, LLC

By:  /s/ David F. Firestone
   ------------------------------------------
   David F. Firestone, Managing Member


 /s/ David F. Firestone
---------------------------------------------
David F. Firestone